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FOR IMMEDIATE RELEASE


               FLIPSIDE COMMENCES TENDER OFFER FOR UPROAR SHARES

      BERKELEY, CA -- February 16, 2001 -- Flipside, Inc., under the terms of an agreement announced February 5, today commenced a cash tender offer in the United States through a subsidiary to purchase all outstanding shares of common stock of Uproar Inc. (Nasdaq NM: UPRO) at a purchase price of $3.00 per share. Flipside also intends to commence the tender offer for all outstanding shares of Uproar held in Europe on Wednesday, February 21 at a purchase price of $3.00 per share. The total purchase price under both tender offers is approximately $142 million.

      Following successful completion of the tender offer, Flipside intends for Uproar to become a wholly owned subsidiary. The tender offer will expire at 11:59 p.m. Eastern Time on Friday, March 16, 2001, unless extended.

      The terms of the offer and other relevant information are available through public filings made today by Flipside and Uproar at http://www.sec.gov.

      The information agent for the tender offer is Georgeson Shareholder Communications Inc. For additional information please contact Georgeson Shareholder Communications Inc. at (800) 223-2064.

      Flipside, a subsidiary of Vivendi Universal Publishing and VivendiNet, is headquartered in Berkeley, CA, with offices in Frankfurt, London and Paris. Flipside is a leading worldwide interactive entertainment destination. Its various web locations provide popular games for every gaming category and skill level. Players can also earn Flips and redeem them for prizes in 25 e-commerce categories. Nearly six percent of all web users, nearly six million people, stopped by Flipside.com during the week of January 21-27. Each user spent an average of more than an hour and a half playing games and winning prizes.

      Uproar is a leading interactive entertainment company. It operates a family of advertising-supported interactive entertainment sites, which make up the backbone of the Uproar Network, an extensive entertainment-based Internet advertising platform. Uproar Inc. sites include: uproar.com, a leading online entertainment destination offering games and game shows; iwin.com, a leading games-for-prizes and Internet lottery site; and amused.com, a site featuring humor and entertainment. With nearly 12 million unique users per month, the Uproar Network ranks among the Top-20 Web properties on the Internet. Headquartered in New York with offices in Los Angeles, San Francisco, London, Tel Aviv and Budapest, Uproar is publicly traded on the Nasdaq National Market system under the ticker symbol UPRO and on the European Association of Securities Dealers' Automated Quotation system (EASDAQ) under the ticker symbols UPRO and UPROrs.
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Flipside Commences Tender Offer for Uproar Shares
February 16, 2001
Page 2


      Uproar stockholders and any potential investors in Uproar are advised to read the tender offer statement and the solicitation/recommendation statement regarding the acquisition, which will be filed with the Securities and Exchange Commission upon the commencement of the tender offer. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information, which should be read carefully before any decision is made with respect to the offer. Uproar stockholders may obtain a free copy of the tender offer statement and the solicitation/recommendation statement when it is available and other documents filed by Flipside and Uproar with the SEC at the SEC's Web site at www.sec.gov. The tender offer statement and the solicitation/recommendation statement and these other documents may also be obtained by Uproar stockholders without cost to them from Flipside and Uproar.

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